[LETTERHEAD OF WYRICK ROBBINS YATES & PONTON LLP]

DONALD R. REYNOLDS

dreynolds@wyrick.com

August 7, 2006

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: James Peklenk, Staff Accountant

Re:	Salix Pharmaceuticals, Ltd.

  Form 10-K for the fiscal year ended December 31, 2005

  Filed March 16, 2006

  Form 10-Q for the period ended March 31, 2006

  Filed May 10, 2006

  File No. 000-23265

Dear Mr. Peklenk:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated July 13, 2006. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

James Peklenk

August 7, 2006

Form 10-K – December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 22

Revenue Recognition, page 22

1.	We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows. As such, please provide to us the following information in disclosure-type format:

a)	The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or some other type of sensitivity analysis.

b)	The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c)	To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e)	A roll forward of the liability for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

f)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

James Peklenk

August 7, 2006

In future filings, Salix will improve its disclosure related to items that reduce gross revenue, such as product returns, chargebacks, customer rebates and other allowances. Salix’s improved disclosure in future filings will address the additional factors and comments raised by the Staff in items 1.a)-1.f) above. To assist Staff review, Salix has provided the following responses corresponding to each item 1.a)–1.f), as well as an example of our proposed improved disclosure following our response to comment 1.f). Please note that Salix has combined its responses to items 1.a) and 1.b) as it believes that a discussion of the factors considered in estimating accruals ties directly in with the nature and amount of such accruals.

Salix establishes specific accruals for potential reductions in gross revenue consisting of accruals for exposure to product returns, chargebacks and rebates. Salix also establishes a specific accrual for early payment discounts; however, these discounts are provided at standard terms and not considered by management to be a significant estimation process. The amount of early payment discounts as a percentage of gross revenue is very consistent from period to period, such percentages being 1.9%, 1.9% and 2.0% in 2005, 2004 and 2003, respectively. Therefore, Salix respectfully submits that discount accruals are not material for purposes of this response. Salix combines its significant judgmental revenue-reducing accruals into two accrual types for reporting purposes: (1) customer rebates and chargebacks; and (2) product returns. Salix estimates customer rebates and chargebacks on a combined basis due to the similarity of assumptions affecting the estimates and nature of the potential exposure. Please note that Salix plans to continue to combine these accruals in its response to the Staff’s comments 1.a)-1.f) as well as in our proposed improved disclosures.

a) and b) As discussed in more detail in the response to c) below, Salix establishes allowances for estimated rebates, chargebacks and product returns for each product line based on numerous qualitative and quantitative factors, including:

•	the number of and specific contractual terms of agreements with customers;

•	estimated levels of inventory in the distribution channel;

•	historical rebates, chargebacks and returns of products;

•	direct communication with customers;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by Salix and/or its competitors;

•	analysis of prescription data gathered by a reputable third-party prescription data provider;

•	the impact of changes in state and federal regulations; and

•	estimated remaining shelf life of products.

Allowances for estimated rebates and chargebacks were $7.3 million and $4.5 million as of December 31, 2005 and 2004, respectively. These allowances reflect Salix’s estimate of its liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts and chargebacks due to various organizations

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August 7, 2006

purchasing certain of Salix’s products through federal contracts and/or group purchasing agreements. Salix estimates its rebate and chargeback accrual at each reporting period based on a quantitative analysis by product that uses a trailing average of historical activity applied to an estimate of inventory in the channel. Salix then adjusts the accrual derived from this analysis as necessary based on its evaluation of the impact of the quantitative and qualitative assumptions listed above. For example, in using historical activity to establish its reserve, Salix is mindful of possible trends in its most recent rebate and chargeback activity and adjusts its estimates accordingly, if necessary. This analysis is discussed in more detail in c) below. The potential impact on this liability of any change in a specific assumption is relatively linear. The actual trailing average of rebate payments and chargebacks used in the reserve analyses is the most relevant and significant assumption affecting trends in the rebate and chargeback liability. This rate was approximately 9.2% and 10.2% of gross product revenue for the years ended December 31, 2005 and 2004, respectively – a change of approximately one percentage point year over year. Had a change in one or more variables in the analyses (utilization rates, contract modifications, etc.) resulted in an additional percentage point change in the trailing average of estimated chargeback and rebate activity in 2005, Salix would have recorded an adjustment to revenues of approximately $1.5 million, or 1.0%, for the year.

Allowances for product returns were $2.1 million and $1.4 million as of December 31, 2005 and 2004, respectively. These allowances reflect Salix’s estimate of its liability for product that may be returned by the original purchaser in accordance with Salix’s stated return policy, which allows customers to return product within six months of its expiry dating and for a period up to 12 months after it has reached the expiration date. Salix believes that this policy is consistent with its industry peers. Salix estimates its liability for product returns at each reporting period based on a calculation that applies a trailing historical return rate for each product line to the estimated inventory in the distribution channels for each product. Salix then adjusts the reserve derived from this calculation as necessary based on an evaluation of the impact of the above qualitative and quantitative market factors that might affect the specific product line. For example, the estimated returns reserve for a specific product line based on the trailing average rate of returns might be increased based on a market factor such as a known specific pending return resulting from discussions with wholesalers or due to a generic competitor that has entered the market. Salix’s estimate of inventory in the distribution channel, as well as its overall product returns reserve methodology, is derived based on internal analyses discussed below in the response for item 1.c). A change in assumptions that resulted in a change in estimated days of inventory in the distribution channel by 30 days would have resulted in a change in total product returns liability at December 31, 2005 of approximately $200,000 and a corresponding change in 2005 net product revenue of 0.1%.

c) In Salix’s methodology for estimating rebates, chargebacks and other discounts, it prepares an analysis by product that includes estimated future rebates and chargebacks using a trailing average of historical activity applied to an estimate of

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August 7, 2006

inventory in the channel. Salix then adjusts the estimate derived from this analysis as necessary based on an evaluation of the impact of the quantitative and qualitative assumptions listed above. Due to the subjectivity of its accrual estimates for rebates and chargebacks, Salix, as part of the overall methodology, prepares various sensitivity analyses to ensure the final estimate is within a reasonable range and reviews prior period activity to ensure that the methodology continues to be appropriate.

Salix estimates its liability for product returns at each reporting period based on a calculation that applies a trailing historical return rate for each product line to the estimated inventory in the distribution channels for each product. Salix then adjusts the estimate derived from this calculation as necessary based on Salix’s evaluation of the impact of the above qualitative and quantitative market factors that might affect the specific product line. If a factor is identified that may influence future demand, the impact of that factor is taken into account in Salix’s forecast. The resulting adjusted forecast is then used in the pull-through analyses to determine the estimated number of months of ending inventory in the channel. Due to the subjectivity of its accrual estimates for product returns, Salix, as part of the overall methodology, prepares various sensitivity analyses to ensure the final estimate is within a reasonable range and reviews prior period activity to ensure that the methodology is still reasonable.

Salix’s analyses of estimated ending inventory in the distribution channel are used in both its reserves for product rebates and chargebacks, as well as returns reserves as noted above. Salix utilizes prescription data purchased from a reputable third-party data provider to develop estimates of historical inventory channel pull-through. At least quarterly for each product line, Salix prepares an internal estimate of ending inventory units in the distribution channel by adding estimated inventory in the channel at the beginning of the period, plus net product shipments for the period, less estimated prescriptions written for the period. Based on that analysis, Salix develops an estimate of the quantity of product in the channel which may be subject to various rebate, chargeback and product return exposures. This is done for each product line taking the estimated ending inventory in the channel as discussed above, divided by the estimated prescription pull-through based on Salix’s internal forecasts to arrive at an estimate of months worth of product in the channel. Internal forecasts that are utilized to calculate the estimated number of months in the channel are regularly adjusted based on input from members of Salix’s sales, marketing and operations groups. The adjusted forecasts take into account numerous factors including, but not limited to, new product introductions, direct communication with customers and potential product expiry issues.

d) Consistent with industry practice, Salix periodically offers promotional discounts to its existing customer base. These promotional discounts are calculated as a percentage of the current published list price and are treated as “off-invoice allowances” such that only the discounted price is shown on the customer’s invoice at the time of sale. Accordingly, net sales to our customers with promotional discounts are immediately reflected in revenue upon shipment. In addition to promotional discounts, at the time that

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August 7, 2006

Salix implements a price increase, Salix generally offers its existing customer base an opportunity to purchase a limited quantity of product at the previous list price. In both scenarios, Salix limits the quantity of product that it will make available to customers in order to limit the risk of the customers purchasing at levels in excess of the ordinary course of business. Through thorough analysis of estimated inventory in the channel, Salix monitors the estimated ending inventory levels as a result of these shipments. These shipments are not in excess of ordinary levels nor do the shipments cause the estimated ending inventory to exceed normal levels. Thus, Salix believes that shipments under these promotional discounts and price increases do not impair Salix’s ability to reasonably estimate returns under SFAS 48, “Revenue Recognition When Right-of-Return Exists”. Therefore, Salix recognizes the related net revenue in the current period and includes the shipments in its various allowance analyses.

e) The following is Salix’s roll-forward for the allowance for rebates and chargebacks for the years ended December 31, 2005 and 2004 (in thousands):

Year ended December 31,	Beginning balance	Provision related to current period sales	Provision related to prior period sales	Actual rebates, chargebacks and discounts or credits related to current period sales	Actual rebates, chargebacks and discounts or credits related to prior period sales	Ending balance
2005	$4,531	$14,595	—	$7,628	$4,197	$7,301
2004	$2,157	$12,861	$400	$8,353	$2,534	$4,531

The following is Salix’s roll-forward for the allowance for returns for the years ended December 31, 2005 and 2004 (in thousands):

Year ended December 31,	Beginning balance	Provision related to current period sales	Provision related to prior period sales	Actual returns or credits related to current period sales	Actual returns or credits related to prior period sales	Ending balance
2005	$2,234	$1,715	—	—	$1,868	$2,081
2004	—	$3,001	$439	$767	$439	$2,234

Please note that prior to 2004, Salix experienced a return rate of approximately 0.2% and 0.3% of sales in 2003 and 2002, respectively, and such returns did not exceed $200,000 in either year. Due to the immaterial level of this exposure, Salix netted returns against current period sales and did not record a separate allowance for returns.

James Peklenk

August 7, 2006

f) For the years ended December 31, 2005, 2004 and 2003, Salix’s absolute exposure for rebates, chargebacks and product returns has grown primarily as a result of increased sales of Salix’s existing products, the approval of new products and the acquisition of products. Accordingly, reductions to revenue and corresponding increases to allowance accounts have likewise increased as shown in the tables listed in Schedule II of Salix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The exposure to these revenue-reducing items as a percentage of gross product revenue in 2005, 2004 and 2003 was 9.2%, 10.2% and 10.7% for rebates, chargebacks and discounts and was 0.4%, 1.2% and 0.0% for product returns, respectively.

In future filings, beginning with Salix’s Form 10-Q for the period ended June 30, 2006, Salix will improve its disclosure related to items that reduce gross revenue, such as product returns, chargebacks, customer rebates and other allowances. Set forth below, please find an example of what this improved disclosure will consist substantially of if such disclosure were presented in a Form 10-K. Disclosures in Forms 10-Q will be substantially similar but will reference the applicable reporting periods. As it would appear in a Form 10-K, this disclosure would replace the second paragraph under the subheading “Revenue Recognition” beginning on page 22 and also in Note 2 on page F-8 of the 2005 Form 10-K:

“We establish allowances for estimated rebates, chargebacks and product returns based on numerous qualitative and quantitative factors, including:

•	the number of and specific contractual terms of agreements with customers;

•	estimated levels of inventory in the distribution channel;

•	historical rebates, chargebacks and returns of products;

•	direct communication with customers;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by Salix and/or its competitors;

•	analysis of prescription data gathered by a third-party prescription data provider;

•	the impact of changes in state and federal regulations; and

•	estimated remaining shelf life of products.

“In our analyses, we utilize prescription data purchased from a third-party data provider to develop estimates of historical inventory channel pull-through. We utilize an internal analysis to compare historical net product shipments to estimated historical prescriptions written. Based on that analysis, we develop an estimate of the quantity of product in the channel which may be subject to various rebate, chargeback and product return exposures.

James Peklenk

August 7, 2006

“Consistent with industry practice, we periodically offer promotional discounts to our existing customer base. These discounts are calculated as a percentage of the current published list price and are treated as off-invoice allowances. Accordingly, the discounts are recorded as a reduction of revenue in the period that the program is offered. In addition to promotional discounts, at the time that we implement a price increase, we generally offer our existing customer base an opportunity to purchase a limited quantity of product at the previous list price. Shipments resulting from these programs generally are not in excess of ordinary levels, therefore, we recognize the related revenue upon shipment and include the shipments in estimating our various product related allowances. In the event we determine that these shipments represent purchases of inventory in excess of ordinary levels for a given wholesaler, the potential impact on product returns exposure would be specifically evaluated and reflected as a reduction in revenue at the time of such shipments

“Allowances for estimated rebates and chargebacks were $7.3 million and $4.5 million as of December 31, 2005 and 2004, respectively. These allowances reflect an estimate of our liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts and chargebacks due to various organizations purchasing certain of our products through federal contracts and/or group purchasing agreements. We estimate our liability for rebates and chargebacks at each reporting period based on a combination of quantitative and qualitative assumptions listed above.

“Allowances for product returns were $2.1 million and $1.4 million as of December 31, 2005 and 2004, respectively. These allowances reflect an estimate of our liability for product that may be returned by the original purchaser in accordance with our stated return policy. We estimate our liability for product returns at each reporting period based on the estimated inventory in the channel and the other factors discussed above.

“For the years ended December 31, 2005, 2004 and 2003, our absolute exposure for rebates, chargebacks and product returns has grown primarily as a result of increased sales of our existing products, the approval of new products and the acquisition of products. Accordingly, reductions to revenue and corresponding increases to allowance accounts have likewise increased as shown in the tables listed in Schedule II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. The exposure to these revenue-reducing items as a percentage of gross product revenue in 2005, 2004 and 2003 was 9.2%, 10.2% and 10.7% for rebates, chargebacks and discounts and was 0.4%, 1.2% and 0.0% for product returns, respectively.”

James Peklenk

August 7, 2006

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(11) Commitments, page F-21

2. We note your discussion of Collaborative Agreements and reference to related annual and prospective royalty and milestone payments due there under on pages 4 through 6. Please provide to us, in disclosure type format, a discussion of each of these agreements that includes milestone and royalty payments that you may be obligated to make along with the events that would trigger the payment of these fees. Please assess whether these milestone and royalty payments meet the criteria as a purchase obligations and if they should be shown in the contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K. If so, please provide us, in disclosure type format, a revised table. If as a result of that assessment you do not include these payments in the table please provide us, in disclosure type a discussion of the amount and timing of material event milestone and royalty commitments that are reasonably likely to be paid. Please refer to Financial Reporting Release 72, section IV.

Salix has reviewed each of its material collaborative agreements to determine whether they require future milestone and/or royalty payments, including whether those payments satisfy the criteria of a purchase obligation required to be disclosed pursuant to Item 303(a)(5) of Regulation S-K. Because the terms of each of Salix’s material collaborative agreements differ, and specific provisions of some of the agreements have been granted confidential treatment by the Staff, we think it is advisable to discuss each agreement separately, in alphabetical order of the names of the other parties to the agreements.

Please note that Salix analyzes its obligations under each collaborative agreement to determine the appropriate information to disclose in its filings. Most of the payments to be made or received by Salix under these agreements are based on sales or other historical data, and therefore Salix is unable to provide prospective payment information for these arrangements. For those payments that Salix is able to determine in advance that it will receive or be required to make, Salix analyzes whether the payment amount (and the event triggering the payment) are material to stockholders and balance that against the need to keep such information confidential to protect Salix and its collaborators. For many of these arrangements, Salix discloses the aggregate payment amount that could be paid or received, which Salix respectfully submits is the information that is material to investors.

aaiPharma LLC. Pursuant to Salix’s license agreement with aaiPharma LLC, Salix paid $2,000,000 to aaiPharma for the exclusive license to sell 25, 75 and 100 milligram dosage strengths of azathioprine (Azasan) tablets in North America. In addition, the agreement provides that Salix is to pay aaiPharma, on a quarterly basis, a percentage royalty payment based on Salix’s net sales of Azasan. As the amount of the royalty payment is based on net sales during a quarter, with no minimum royalty amount, Salix is unable to prospectively disclose the absolute amount of such royalty payments. Royalties are only incurred if there is associated revenue, and

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then are included in “Cost of products sold” in the Statement of Operations. The royalty rate itself is not material to investors and was a highly negotiated term between Salix and aaiPharma. Accordingly, Salix applied for confidential treatment for the royalty rate, among other terms, in a request originally submitted to the SEC on March 12, 2004. On October 15, 2004, the Staff granted the request for confidential treatment through March 12, 2014.

Alfa Wassermann S.p.A. In June 1996, Salix entered into a license agreement with Alfa Wassermann S.p.A pursuant to which Alfa Wassermann licensed to Salix the exclusive rights to make, use and sell rifaximin (Xifaxan) in the United States and Canada. In exchange for the license, Salix made annual milestone payments in varying amounts to Alfa Wassermann until the commercial launch of Xifaxan in July 2004. No more milestone payments remain under this agreement. Since launch, the license agreement provides that Salix must pay Alfa Wassermann, on a quarterly basis, a percentage royalty payment based on Salix’s net sales of Xifaxan. Again, with no minimum royalty amount, Salix is unable to prospectively disclose the absolute amount of such royalty payments, and royalties are only incurred if there are sales, in which case they are included in “Cost of products sold”.

In addition to the license agreement, Salix entered into a supply agreement with Alfa Wassermann whereby Alfa Wassermann provides Salix with the bulk active ingredient for Xifaxan. Salix is committed to purchase a percentage of its rolling 12-month forecast that is updated monthly, and these amounts are included in the “Purchase Commitments” line of its contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K.

ALW Partnership. In connection with Salix’s acquisition of InKine Pharmaceutical Company, Inc. in September 2005, Salix assumed a license agreement with ALW Partnership for the worldwide rights to develop, use, market, sell, manufacture, have manufactured and sub-license Visicol and improvements, including OsmoPrep. Pursuant to this license agreement, Salix pays to ALW, on a quarterly basis, a percentage royalty payment based on Salix’s net sales of these products. As the amounts of the royalty payments are based on net sales during a quarter Salix is unable to prospectively disclose the amount of such royalty payments. The agreement does provide a minimum annual royalty payment of $100,000, which Salix currently discloses in its reports. In future filings, Salix will revise its contractual commitments table in its Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure to include this minimum annual royalty payment.

Biorex Laboratories Limited. Salix entered into a license agreement with Biorex Laboratories Limited in September 1992 for the worldwide rights to develop, manufacture and sell balsalazide (Colazal) other than in the United States, Japan, Korea and Taiwan. Pursuant to this agreement, Salix must pay to Biorex a percentage of any gross profits realized by Salix, plus a percentage of fees payable to Salix in connection with any sublicense by Salix of the rights under the agreement. This agreement was effectively amended in May 2000 to specifically provide that Salix is required to make payments to Biorex as a result of Salix sublicensing the rights to balsalazide to Shire Pharmaceuticals Group plc. The payments are based on amounts received by Salix from Shire. As disclosed in Salix’s filings, Salix does not anticipate any future

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revenues from its agreement with Shire. Accordingly, Salix does not anticipate any future payments to Biorex under this May 2000 agreement, and will disclose this specifically in future filings.

In addition, Salix entered into separate license agreements with Biorex for the rights to develop, manufacture and sell balsalazide in the United States and in Japan, Korea and Taiwan. These agreements provide that Salix is to pay Biorex, on a quarterly basis, a percentage royalty payment based on Salix’s net sales of Colazal in such territories. Again, with no minimum royalty amount, Salix is unable to prospectively disclose the absolute amount of such royalty payments, and royalties are only incurred if there are sales, in which case they are included in “Cost of products sold”. In addition, the specific percentage royalty rates are not material to investors and were highly negotiated terms between Salix and Biorex. Accordingly, Salix applied for confidential treatment for the royalty rates, among other terms, in requests originally submitted to the SEC on August 19, 1997 for the U.S. agreement and November 14, 2001 for the Asian agreement. On October 16, 1997 for the U.S. agreement and December 1, 2001 for the Asian agreement, the Staff granted Salix’s request for confidential treatment for the requested portions of the agreements through June 30, 2008 and November 15, 2011, respectively.

Cedars-Sinai Medical Center. On June 28, 2006, Salix entered into a license agreement with Cedars-Sinai Medical Center, or CSMC, for the right to use a patent and a patent application relating to methods of diagnosing and treating irritable bowel syndrome and other disorders caused by small intestinal bacterial overgrowth. Under the agreement, CSMC grants Salix an exclusive worldwide license to make, have made, use, sell and have sold and import licensed products related to the use of rifaximin, with a right to sublicense. CSMC also grants Salix a nonexclusive license to use any unpublished research and development information, know-how and technical data of CSMC as necessary to exploit all rights granted to Salix with respect to rifaximin, with a right to sublicense.

As disclosed in its Current Report on Form 8-K filed on July 5, 2006 and as will be disclosed in future filings, Salix will pay CSMC a license fee of an aggregate $1,200,000, payable over time. A portion of the $1,200,000 is considered an up-front, non-refundable and irrevocable licensing fee. The balance is considered a pre-paid, non-refundable and irrevocable royalty applicable as credit towards royalty amounts due and payable to CSMC, if any, under the agreement. Also as disclosed in that Form 8-K, at such time as the use of rifaximin is approved by the U.S. Food and Drug Administration as a treatment for irritable bowel syndrome, Salix will be required to pay CSMC low single digit percentage royalties on net sales of licensed products. Salix will include similar disclosure in future filings. Salix respectfully submits that the timing of the milestone payments and the actual royalty percentages are not material to investors and were highly negotiated terms. Salix has requested confidential treatment for these terms in a letter to the Staff dated July 5, 2006.

An additional term of the license agreement with CSMC provides that Salix will expend a minimum amount per calendar year to seek and obtain regulatory approval and develop and commercialize licensed products. As with the timing of milestone payments and specific royalty

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percentages, Salix respectfully submits that this term is not material to investors and was highly negotiated. Salix has requested confidentiality for such term pursuant to its confidential treatment request referenced above.

Please note that because the license agreement provides the ability for Salix to terminate the agreement upon giving written notice of not less than 90 days, Salix does not include amounts payable under the license agreement as a purchase obligation in its contractual commitments table in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Dr. Falk Pharma GmbH. Pursuant to Salix’s license agreement, as amended, with Dr. Falk Pharma GmbH, Salix acquired the rights to develop and market a granulated formulation of mesalamine. The agreement provides that Salix make milestone payments in an aggregate amount of up to $11 million to Dr. Falk upon certain events prior to the commercial launch of the product and quarterly royalty payments thereafter. The majority of the milestone payments are contingent upon achievement of regulatory milestones. Because the milestone payments are conditioned upon events that might never occur, they are not purchase obligations required to be disclosed under Item 303(a)(5) of Regulation S-K. In addition, the timing and amount of individual milestone payments and the royalty rates are not material to investors and were highly negotiated terms between Salix and Dr. Falk. Accordingly, Salix applied for confidential treatment for these terms, among other terms, in a request originally submitted to the SEC on November 14, 2002. On March 4, 2003, the Staff granted confidential treatment for these portions of the agreement through July 15, 2012. Nevertheless, in future filings Salix will disclose the aggregate of up to $11 million of milestone payments that could be made under this agreement, including the amount of payments made as of the date of the report.

King Pharmaceuticals, Inc. In June 2004, Salix acquired from King Pharmaceuticals, Inc. the right to sell Anusol and Proctocort products in exchange for $13 million in cash. In connection with this acquisition, Salix has a supply agreement with King for the products. Once payment amounts under this and other supply agreements are known and are non-cancelable, Salix includes them in its contractual commitments table in its MD&A. The specific percentage supply requirements and pricing for the products are not material to investors and were highly negotiated between Salix and King. Salix applied for confidential treatment for these terms, among other terms, in a letter submitted on August 9, 2004. On January 21, 2005, the Staff granted confidential treatment until August 9, 2014.

Norgine B.V. In December 2005, Salix entered into a license and supply agreement with Norgine B.V. for the rights to sell NRL944, a bowel cleansing product Salix plans to market in the United States under the trade name MoviPrep. As disclosed in its filings, Salix must make upfront and milestone payments to Norgine that could total up to $37 million over the term of the agreement, with the majority of such payments contingent upon achievement of regulatory and sales performance milestones. Because the milestone payments are conditioned upon events that might never occur, they are not purchase obligations required to be disclosed under Item 303(a)(5) of Regulation S-K. Salix will also pay Norgine royalties based on net sales of the

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licensed product. In addition, Salix respectfully submits that the timing and amount of individual milestone payments and the actual royalty percentages are not material to investors and were highly negotiated terms. Salix requested confidential treatment for these terms in a letter to the Staff dated December 13, 2005.

Form 10-Q – March 31, 2006

Financial Statements, page 1

Notes to Condensed Consolidated Financial Statements, page 4

7. Research and Development, page 6

3. Please provide to us a more detailed discussion of what resulted in this “refined estimation process.” Include what the old process involved, what changed under the current process, and why both processes were appropriate. Further explain to us why your management’s discussion and analysis appears to be silent on the impact that this change had when it appears to be a significant contributing factor to your net income for the period.

Below is a more detailed discussion of what resulted in the Salix’s refined estimation process of research and development expenses, including what the old process involved, what changed under the current process and why both were appropriate, as well as an explanation and response to the Staff’s comment regarding MD&A disclosure regarding the impact of the change.

Old Process. Salix’s fundamental estimation process for R&D expenses has always and continues to be a process of matching R&D expenses with the level of R&D activity in a given period. Historically, Salix’s long-term development contracts typically included a billing/payment schedule negotiated to coincide with the various stages and tasks during the study. Therefore, prior to the quarter ended March 31, 2006, Salix generally expensed R&D costs based on the billing schedule under the contract with the expectation that the billing schedule was materially consistent with the work being performed. On a quarterly basis, Salix would then evaluate the status of its contracted research and development and adjust the amount of R&D expense recorded if it was determined that the estimated contract status was materially inconsistent with amounts recorded based on the billing schedule. This analysis involved various meetings between Salix’s finance and R&D personnel, including R&D executives with a detailed knowledge of the status of each study. The R&D executives also had periodic discussions with project managers at the third-party contract research organizations, or CROs, and other vendors, and therefore had knowledge of work performed under the contracts since the last invoice received, which may have resulted in additional accruals. Therefore, the amount expensed quarterly reflected an appropriate estimate of the R&D activities in that quarter.

James Peklenk

August 7, 2006

What Changed. During the first quarter of 2006, Salix continued to increase its R&D activities by entering into a number of additional significant clinical studies yielding a level of research and development activity and expenses well in excess of the historical levels experienced by Salix. R&D expenses for first quarter 2006 were $10.1 million, an increase of $5.8 million or 136% compared to first quarter 2005. In addition to the increase in number of contracts, the relative significance of each contract increased substantially from its historical experience.

The contracts between Salix and the CROs and other vendors are structured in various ways. Many include payments to the vendors based on specific triggering events such as execution of the contract, as well as prepayment by Salix to the vendor of funds for future payments to be made by the vendor to other parties, such as the doctors actually conducting clinical trials, on Salix’s behalf. Many of these payments by Salix to the vendor therefore do not necessarily correspond to current R&D activity. As a result of the changing contract terms and business trends, and based on communications with the various CROs, management determined that the level of R&D billings and payments during the first quarter of 2006 as compared to the status of each of the clinical studies at the end of the first quarter were materially inconsistent. A disproportionately large portion of the billings and payments made to date under these contracts were for contracts at early stages of progress and had a higher amount of upfront costs incorporated in the billing schedules. Many of the individual projects also had lower patient enrollment as compared to the original billing schedules stated in the CRO contracts and therefore some of the payments made in Q1 actually represented advances on services. Therefore, recording R&D expense based primarily on contract billings would not have resulted in a materially accurate estimate of R&D expense for the quarter ended March 31, 2006.

Accordingly, management concluded that Salix’s R&D expense estimation process, taking into account the increased amount and complexity of R&D activities for the first quarter of 2006, needed to be revised in order to appropriately match expense to activities for proper recognition under accrual method accounting.

Beginning with that quarter, Salix determined that expensing these costs on a pro rata basis as patients are enrolled in the R&D studies would be a more accurate measure in determining the timing of expense because patients are the fundamental element of cost and affect each study. Progress towards completion of those studies reflects R&D activity and accomplishment in the pharmaceutical industry. Based on analyses of other companies’ practices, Salix believes this is appropriate and consistent with industry peers. The current refined estimation process utilizes a cost driver methodology. This cost driver methodology computes the contracted cost per patient for each study based on the contracted dollar amount and contracted number of patients required to complete each study. These expenses correlate directly to patient enrollment. The Company continues to meet with its R&D personnel on at least a quarterly basis to obtain more accurate information (including patient enrollment) and to accurately apply this more detailed estimate. All non-patient related costs (advertising, investigator meetings, etc.) continue to be expensed as the related event takes place.

James Peklenk

August 7, 2006

Why Both Appropriate. Both the “Old Process” and the “New Process” represent valid estimation techniques used to record the appropriate amount of R&D expense on a quarterly basis. The “Old Process” of recording the expense based on contract billings as modified for known adjustments based on internal reviews and discussions with vendors resulted in R&D expense recorded that appropriately represented the cost of R&D activities. The increase in the size and nature of our contracts in the first quarter of 2006 necessitated a review of the estimation process by management to determine if the Company was utilizing an estimation process that would continue to produce accurate results given the growth and changes occurring in our business. Management concluded that refining the estimation process to include further analysis based on patient enrollment resulted in the most accurate estimate of the cost of R&D activities given Salix’s current business activities.

Salix evaluated this change in accordance with guidance from FAS 154, “Accounting for Changes and Error Corrections”, and concluded that it had experienced a change in accounting estimate. Salix had a valid estimation process in place prior to first quarter 2006 and recorded expenses accordingly. In the first quarter of 2006, Salix’s system of evaluation indicated that there were significant changes in circumstances that led Salix to supplement or refine its methodology for responding to these events and circumstances and estimating the status and expected future benefits and obligations associated with related assets and liabilities. Salix also believed that in the first quarter, through increased communications with CROs and internal processes for obtaining the information, that management now had the ability to appropriately apply this more detailed estimation of R&D expense. In response, Salix revised its quantitative methodology for estimating the carrying amount of clinical trial assets (prepaid expenses) and liabilities (accruals) to more accurately match expenses with progress of the R&D activities.

MD&A. As noted above, Salix respectfully submits that its R&D expense estimation process has always been appropriate and accurate. Based on Salix’s recent growth and development, however, it determined that its existing estimation process revealed a need for further analyses. It therefore believed its disclosure in Note 7 of the Notes to Condensed Consolidated Financial Statements in the Form 10-Q was adequate and appropriate, along with its discussion of the overall increase of the R&D expenses in the MD&A from $4.3 million for the period ended March 31, 2005 to $10.1 million for the period ended March 31, 2006. Salix respectfully submits that quantitative disclosure of the impact of the refinement would necessarily include an inaccurate number, R&D expense that was not tied to activity, and could therefore be confusing and misleading to investors. However, Salix will disclose this refinement in its estimation process in the MD&A section of future filings, including a cross reference to the more detailed disclosure in the footnotes to its financial statements.

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James Peklenk

August 7, 2006

As requested, please be advised that Salix hereby acknowledges that:

•	Salix is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Salix may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Salix respectfully submits that the foregoing amendments to the Registration Statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc: Adam C. Derbyshire